UDR, INC.
1745 Shea Center Drive
Suite 200
Highlands Ranch, Colorado 80129

April 29, 2010

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Mail Stop 3010

RE:	UDR, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed February 25, 2010 File No. 001-10524

Dear Mr. Gordon:

This letter is in response to your comments included in your letter dated April 15, 2010 regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed by UDR, Inc. (the “Company”) on February 25, 2010. For your convenience, we have set forth each of your comments below followed by our response to each comment.

Mr. Daniel L. Gordon
April 29, 2010

Annual Report on Form 10-K

Consolidated Balance Sheets, page 53

1.	Please tell us and disclose in future filings how you have determined to present the OP units outside of permanent equity. In addition, provide us with your proposed future disclosures.

Response:

UDR, Inc. (“UDR” or the “Company”) whose subsidiaries include United Dominion Realty, L.P., (the “Operating Partnership”), which is a Delaware limited partnership in which UDR is the general partner (the “General Partner”) and numerous individuals and/or entities, including the Company, are the limited partners. Limited partners have the right to require the Operating Partnership to redeem on a specified redemption date all or a portion of the limited partnership units (the “Units”) held by the limited partner at a redemption price equal to and in the form of the cash amount (as defined in the limited partnership agreement of the Operating Partnership (the “Partnership Agreement”)), provided that such Units have been outstanding for at least one year. The Partnership Agreement further provides that notwithstanding the above, a limited partner that exercises the redemption rights shall be deemed to have offered to sell the Units to the General Partner and the General Partner may, in its sole discretion, elect to purchase the Units by paying to the limited partner either the Cash Amount or the REIT Share Amount (generally one share of common stock of the Company for each Unit).

Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (“SFAS 160”), requires a noncontrolling interest in a subsidiary to be reported as equity. In connection with UDR’s retrospective adoption of SFAS 160, it performed a concurrent review of the measurement provisions of EITF D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”) and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock (“EITF 00-19”). After evaluating the redemption features of the Units, including the fact the holders of the Units can require the Operating Partnership to redeem the Units and UDR, as the General Partner, may elect to purchase the Units for either the Cash Amount or the REIT Share Amount, UDR has classified these noncontrolling redeemable interests outside of permanent equity. Settlement in REIT shares is outside the control of an issuer as registration statements must be filed and kept effective, periodic filings must be made timely, and audit opinions must be received. UDR adjusts the carrying amounts of noncontrolling redeemable interests held by third parties to redemption value at each reporting date.

In all future filings, the Company will revise its disclosure in the Significant Accounting Policy footnote as follows:

Current Disclosure: “Interests in operating partnerships held by limited partners are represented by operating partnership units (“OP Units”). The income is allocated to holders of OP Units based upon net income available to common stockholders and the weighted average number of OP Units outstanding to total common shares plus OP Units outstanding during the period. Capital contributions, distributions, and profits and losses are allocated to non-controlling interests in accordance with the terms of the individual partnership agreements.”

Mr. Daniel L. Gordon
April 29, 2010

Proposed Additional Disclosure: “Limited partners have the right to require the Operating Partnership to redeem on a specified redemption date all or a portion of the OP Units held by the limited partner at a redemption price equal to and in the form of the Cash Amount (as defined in the limited partnership agreement of the Operating Partnership (the “Partnership Agreement”)), provided that such OP Units have been outstanding for at least one year. UDR, as the general partner of the Operating Partnership may, in its sole discretion, purchase the OP Units by paying to the limited partner either the Cash Amount or the REIT Share Amount (generally one share of common stock of the Company for each OP Unit), as defined in the Partnership Agreement. Accordingly, the Company records the OP Units outside of permanent equity and reports the OP Units at their redemption value at each balance sheet date.”

Note 10. Fair Value of Derivatives and Financial Instruments, page 85

2.	In future filings, please present tabular disclosure of your assets and liabilities measured at fair value by level using the format proscribed by ASC 820-10-55-61.

Response:

In response to the Staff’s request, in future filings the Company will include disclosure similar to the information described above to the extent such information is applicable at the time.

We trust the responses above adequately address the Staff’s comments set forth in its letter dated April 15, 2010. Further, in response to your request the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel L. Gordon
April 29, 2010

Please direct any comments or inquires regarding the foregoing to the undersigned; telephone: (720) 283-6139; facsimile (720) 283-2451.

Sincerely,

/s/ David Messenger
David Messenger
Senior Vice President and Chief Financial Officer

Cc:	William Demarest, Securities and Exchange Commission Warren L. Troupe, UDR, Inc. Brian V. Caid, Kutak Rock LLP